NEWS RELEASE

December 5, 2003

Trading Symbol: TSX: RNG

RIO NARCEA ANNOUNCES COMMENCEMENT OF UNDERGROUND DEVELOPMENT AT THE AGUABLANCA NICKEL PROJECT

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to announce that the Board of Directors have approved the commencement  of underground development at the Aguablanca project to access the higher grade zones of nickel-copper-PGM mineralization below the  open pit operation, which is currently under construction.

The project will comprise the driving of a ramp and auxiliary development to access the existing mineralized zone below the planned open pit. Initial capital cost of this work, which is expected to be completed within a period of 18 months, is estimated at approximately US$5 million. This development will enable the Company to complete infill drilling and also facilitate exploration drilling to confirm further extensions of the higher grade mineralization believed to have been displaced by a fault system.

Surface drilling has intersected some very encouraging high-grade nickel-copper mineralization (shown below) that can justify this underground development concurrent with the open pit plan. All drill hole results for this zone below the current planned pit are set out in Schedule A hereto.

Hole number	From (m)	To (m)	Interval (m)	Ni %	Cu %
6715	438.0	480.0	42.0	1.18	1.01
6740	386.0	426.0	40.0	1.10	0.70
6749	374.0	420.0	46.0	1.77	0.93
6750	504.0	542.0	28.0	1.22	1.33
6758	526.0	560.0	34.0	1.24	0.71
6763	528.0	550.0	22.0	1.10	0.98
AGU-65	376.7	409.2	32.5	1.19	0.61

This development is designed to take full advantage of the high nickel prices anticipated over the next few years by bringing additional underground tonnage with substantially higher grades to the processing plant. After breaking a new record high of US$5.81/lb in 14 years on December 3, nickel closed at US$5.76/lb on December 4.

The information reported in this press release has been reviewed by Luis Pevida, Manager of Exploration for Rio Narcea, who is an appropriately Qualified Person as defined in National Instrument 43-101 - Standards for Disclosure for Mineral Projects.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines and rapidly advancing the development of its 100%-owned Aguablanca nickel-copper-PGM deposit. The Company recently established a new business development division to actively seek and pursue quality investment opportunities on a global basis.

For further information contact:

Alberto Lavandeira President and CEO Tel: (34) 98 583 1500 Fax: (34) 98 583 2159	Laurie Gaborit Manager, Investor Relations Tel: (416) 686 0386 Fax: (416) 686 6326

Forward Looking Statements

Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

Schedule A. Aguablanca deposit – Drill hole results below the open pit boundary

Hole number	From (m)	To (m)	Interval (m)	Ni % (cut-off 0.6%)	Cu %
6650	404.0	416.0	12.0	1.09	0.54
	420.0	428.0	8.0	1.07	0.50
	440.0	448.0	8.0	0.88	0.62
6715	400.0	432.0	32.0	1.08	0.55
	438.0	482.0	44.0	1.16	1.02
	508.0	510.0	2.00	0.64	0.70
6729	358.0	364.0	6.0	2.66	0.14
	384.0	392.0	8.0	1.30	0.19
	398.0	400.0	2.0	0.64	0.87
6739	612.0	618.0	6.0	1.01	0.38
6740	384.0	426.0	42.0	1.08	0.71
	434.0	446.0	12.0	0.93	0.67
	466.0	474.0	8.0	0.99	0.79
6749	374.0	422.0	48.0	1.72	0.92
	432.0	444.0	12.0	0.78	0.88
	474.0	492.0	18.0	0.88	1.03
6750	444.0	456.0	12.0	1.10	0.69
	462.0	466.0	4.0	0.62	0.57
	470.0	486.0	16.0	1.03	0.73
	490.0	534.0	44.0	1.14	1.25
	538.0	542.0	4.0	2.04	0.65
6758	524.0	568.0	44.0	1.17	0.72
	572.0	576.0	4.0	1.07	0.92
	582.0	586.0	4.0	0.78	0.97
6758R	530.0	546.0	16.0	1.11	0.86
	552.0	568.0	16.0	0.83	0.72
6763	348.0	376.0	28.0	0.74	1.02
	464.0	466.0	2.0	0.72	0.28
	526.0	560.0	34.0	0.94	0.96
AGU-65	364.35	368.75	4.40	0.77	0.42
	376.75	417.10	40.35	1.18	0.70
	511.30	523.30	12.00	1.05	0.79
	536.75	545.25	8.50	0.61	0.85